Lockheed Martin Corporation 6801 Rockledge Drive Bethesda, MD 20817 Telephone 301.897.6464 E-mail: kerri.morey@lmco.com
Kerri R. Morey
Vice President and Associate General Counsel

September 8, 2022

VIA EDGAR
Mr. Christopher Dunham
Ms. Barbara Jacobs
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:      Lockheed Martin Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 11, 2022
File No. 001-11437

Dear Mr. Dunham and Ms. Jacobs:

We are in receipt of your letter dated September 2, 2022, regarding your review of our definitive proxy statement for the Lockheed Martin Corporation 2022 annual meeting. We confirm that, as appropriate, we will enhance our future proxy disclosures as requested in your letter. Please feel free to contact me at (301) 897-6464 if you have any questions.

Sincerely,

/s/ Kerri R. Morey

Kerri R. Morey
Vice President and Associate General Counsel

cc:    Glenn C. Campbell, Hogan Lovells US LLP